UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: January 2018 (Report No. 2)

Commission File Number 001-35932

ARCTURUS THERAPEUTICS LTD.

(Translation of Registrant’s name into English)

10628 Science Center Drive, Suite 200

San Diego, California 92121

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On January 30, 2018, Arcturus Therapeutics Ltd. (the “Company”) published a notice that it will hold an extraordinary general meeting of shareholders (the “Meeting”) at the offices of the Company’s U.S. legal counsel, Cooley LLP, at 4401 Eastgate Mall, San Diego, California, 92121-1909, on Monday, February 26, 2018 at 10:00 a.m., Pacific time.  Following the record date for the Meeting, which has been set for Thursday, February 1, 2018, the Company will distribute a proxy statement describing the proposed resolution for the Meeting and a proxy card to all shareholders of record as of the record date. The notice is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCTURUS THERAPEUTICS LTD.

Date: January 30, 2018	By:	/s/ Stuart Collinson
	Name:	Stuart Collinson
	Title:	Executive Chairman

Exhibit Index

Exhibit No.	Description

99.1	Press Release issued by the Company on January 30, 2018, titled “Arcturus Therapeutics Announces Extraordinary General Meeting of Shareholders.”